UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

July 13, 2021

INTEC PARENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-255389	86-3158720
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12 Hartom St. Har Hotzvim
Jerusalem, Israel	9777512
(Address of principal executive offices)	(Zip Code)

+ 972-2-586-4657
(Registrant’s telephone number, including area code) (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Intec Pharma Ltd. (the “Intec Israel”), the directors of Intec Israel (the “Intec Board”), Intec Parent, Inc. (the “Company”), Dillion Merger Subsidiary, Inc., Decoy Biosystems, Inc (“Decoy”) and Domestication Merger Sub Ltd. (collectively, “Defendants”) were named as defendants in connection with the following actions: St. Hilarie v. Intec Pharma Ltd., Case No. 1:21-cv-04000 (S.D.N.Y.); Tran v. Intec Pharma Ltd., Case No. 1:21-cv-04026 (S.D.N.Y.); Davidson v. Intec Pharma Ltd., Case No. 1:21-cv-00673 (D. Del.); and Figueroa v. Intec Pharma Ltd., Case No. 1:21-cv-02621 (E.D.N.Y.) (collectively, the “Actions”). Plaintiffs in the Actions alleged, among other things, that the members of the Intec Board breached their fiduciary duties by agreeing to the previously disclosed merger of Intec Israel with Decoy (the “Merger”) and misrepresented and failed to disclose in the proxy statement/prospectus (the “Proxy Statement”), which forms part of the Registration Statement on Form S-4 (File No. 333-255389) (the “Registration Statement”) filed by the Company and Intec Israel as a co-registrants on April 20, 2021 with the U.S. Securities and Exchange Commission (the “Commission”), allegedly material information necessary for the shareholders of Intec Israel to cast an informed vote on the Merger.

On May 12, 2021, Intec Israel made certain supplemental disclosures to the Proxy Statement forming part of Amendment No. 1 to the Registration Statement filed by the Company and Intec Israel as co-registrants with the Commission on May 12, 2021. Plaintiffs subsequently voluntarily dismissed the Actions (on May 13, 2021 in the St. Hilarie and Tran cases, on July 12, 2021 in the Davidson case, and on July 13, 2021in the Figueroa case), and on July 13, 2021, the Defendants entered into an agreement pursuant to which Intec Israel agreed to pay Plaintiffs’ counsel a fee in the amount of $225,000 as described in the Current Report on Form 8-K filed by Intec Israel on July 16, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2021

INTEC PARENT, INC.

By:	/s/ Jeffrey Meckler
Jeffrey Meckler
President

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